Exhibit 99.1

DouYu International Holdings Limited Reports First Quarter 2023 Unaudited Financial Results

WUHAN, China, May 18, 2023 /PRNewswire/ -- DouYu International Holdings Limited ("DouYu" or the "Company") (Nasdaq: DOYU), a leading game-centric live streaming platform in China and a pioneer in the eSports value chain, today announced its unaudited financial results for the first quarter ended March 31, 2023.

First Quarter 2023 Financial and Operational Highlights

•	Total net revenues in the first quarter of 2023 were RMB1,483.1 million (US$216.0 million) compared with RMB1,795.6 million in the same period of 2022.
•	Gross profit in the first quarter of 2023 was RMB176.5 million (US$25.7 million), compared with RMB243.8 million in the same period of 2022.
•	Net income in the first quarter of 2023 was RMB14.5 million (US$2.1 million), compared with net loss of RMB86.9 million in the same period of 2022.
•	Adjusted net income[1] in the first quarter of 2023 was RMB25.8 million (US$3.7 million), compared with adjusted net loss of RMB52.5 million in the same period of 2022.
•	Average mobile MAUs[2] in the first quarter of 2023 were 50.2 million, compared with 55.1 million in the same period of 2022.
•	Quarterly average paying user[3] count in the first quarter of 2023 was 4.5 million, compared with 6.4 million in the same period of 2022.

Mr. Shaojie Chen, Chief Executive Officer of DouYu, commented, “In the first quarter of 2023, we continued to execute our core growth strategy of fostering a vibrant game-centric content ecosystem by strengthening content development on our platform and reinforcing immersive interactions among our community. As we made further adjustments to our marketing strategy to reduce channel spending on user acquisition, we focused on building a more interactive gaming content community by purchasing the copyrights of selected core tournaments and strengthening our collaboration with game developers. While our proactive measures to bolster our long-term prospects led to a temporary decline in our mobile MAUs to 50.2 million in the first quarter, we effectively fortified the stability of our high-quality user base, encouraging users of this caliber to return to our platform. Going forward, we will continue to propel the healthy development of our game-centric community ecosystem and drive sustainable growth by introducing an array of premium gaming content and fostering engaging interactions, all with a focus on improving user quality. We will also continue to explore new avenues of growth while solidifying our comprehensive competitiveness and leadership position in the domestic game livestreaming industry.”

1 “Adjusted net income” is defined as net income excluding share-based compensation expenses, and share of (loss) income in equity method investments and impairment loss of investments. For more information, please refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

2 Refers to the number of mobile devices that launched our mobile apps in a given period. Average mobile MAUs for a given period is calculated by dividing (i) the sum of active mobile users for each month of such period, by (ii) the number of months in such period.

3 “Quarterly average paying users” refers to the average paying users for each quarter during a given period of time calculated by dividing (i) the sum of paying users for each quarter of such period, by (ii) the number of quarters in such period. “Paying user” refers to a registered user that has purchased virtual gifts on our platform at least once during the relevant period.

Mr. Hao Cao, Vice President of DouYu, commented, “In the first quarter of 2023, our total revenues were RMB 1.48 billion. Our gross profit was RMB 177 million, representing a gross margin of 11.9%. During the quarter, we further refined our operating and revenue-generating activities in accordance with our development strategy, which aims to attain sustainable and healthy growth in the long run. We also continued to reduce marketing promotion activities, replacing them with a product-driven model to stabilize our livestreaming revenue. In addition, our consistent efforts to optimize our operating expenses led to an adjusted net profit of RMB 25.8 million. Going forward, as we persistently pursue stability in our core business, we are poised to explore new avenues of monetization, striving to create long-term value for our shareholders.”

First Quarter 2023 Financial Results

Total net revenues in the first quarter of 2023 decreased by 17.4% to RMB1,483.1 million (US$216.0 million), compared with RMB1,795.6 million in the same period of 2022.

Livestreaming revenues in the first quarter of 2023 decreased by 20.7% to RMB1,369.0 million (US$199.3 million) from RMB1,727.2 million in the same period of 2022. The decrease was mainly attributable to our continued operational adjustments in our livestreaming business and our focus on healthy margin activities and events.

Advertising and other revenues in the first quarter of 2023 increased by 66.6% to RMB114.1 million (US$16.6 million) from RMB68.4 million in the same period of 2022. The year-over-year increase was primarily attributable to the increase in other revenues contributed by game-specific membership services.

Cost of revenues in the first quarter of 2023 was RMB1,306.6 million (US$190.3 million), a decrease of 15.8% compared with RMB1,551.9 million in the same period of 2022.

Revenue sharing fees and content costs in the first quarter of 2023 decreased by 19.1% to RMB1,084.4 million (US$157.9 million) from RMB1,340.6 million in the same period of 2022. The decrease was primarily due to the decrease in revenue sharing fees, which was in line with the decrease in livestreaming revenues, as well as a decrease in content costs as a result of reduced low-margin operating activities related to self-produced content. The decrease was partially offset by an increase in copyright costs as a result of our purchase of the LPL tournament copyright.

Bandwidth costs in the first quarter of 2023 decreased by 18.0% to RMB124.5 million (US$18.1 million) from RMB151.9 million in the same period of 2022. The decrease was mainly due to improved efficiency of the increased peak bandwidth usage caused by growing tournaments viewing demand, mainly through dynamic bandwidth allocation.

Gross profit in the first quarter of 2023 was RMB176.5 million (US$25.7 million), compared with RMB243.8 million in the same period of 2022. Gross margin in the first quarter of 2023 was 11.9%, compared with 13.6% in the same period of 2022. The decrease in gross margin was mainly attributable to the increase in other costs as a percentage of revenues, which was partially offset by the decreased percentage of revenues attributable to revenue sharing fees and content costs.

Sales and marketing expenses in the first quarter of 2023 decreased by 51.3% to RMB90.7 million (US$13.2 million) from RMB186.4 million in the same period of 2022. The decrease was mainly attributable to the significant decrease in both marketing expenses for user acquisition and branding expenses.

Research and development expenses in the first quarter of 2023 decreased by 37.8% to RMB72.3 million (US$10.5 million) from RMB116.3 million in the same period of 2022. The decrease was primarily attributable to the decrease in personnel-related expenses.

General and administrative expenses in the first quarter of 2023 decreased by 33.6% to RMB59.8 million (US$8.7 million) from RMB90.1 million in the same period of 2022, mainly due to decreased share-based compensation expenses, as the vast majority of shares under our share incentive plans were fully vested.

Other operating income, net in the first quarter of 2023 was RMB19.0 million (US$2.8 million), compared with RMB47.8 million in the same period of 2022.

Loss from operations in the first quarter of 2023 was RMB27.3 million (US$4.0 million), compared with RMB101.2 million in the same period of 2022.

Adjusted operating loss, which adds back share-based compensation expenses, was RMB27.3 million (US$4.0 million) in the first quarter of 2023, compared with adjusted loss from operations of RMB68.0 million in the same period of 2022.

Net income in the first quarter of 2023 was RMB14.5 million (US$2.1 million), compared with net loss of RMB86.9 million in the same period of 2022.

Adjusted net income, which excludes share-based compensation expenses, the share of (loss) income in equity method investments, and impairment loss of investments, was RMB25.8 million (US$3.7 million) in the first quarter of 2023, compared with adjusted net loss of RMB52.5 million in the same period of 2022.

Basic and diluted net income per ADS4 in the first quarter of 2023 were both RMB0.05 (US$0.01). Adjusted basic and diluted net income per ADS in the first quarter of 2023 were both RMB0.08 (US$0.01).

Cash and cash equivalents, restricted cash and bank deposits

As of March 31, 2023, the Company had cash and cash equivalents, restricted cash, and short-term and long-term bank deposits of RMB6,597.1million (US$960.6 million), compared with RMB6,808.8 million as of December 31, 2022.

4 Every ten ADSs represent one ordinary share.

Conference Call Information

The Company will hold a conference call on May 18, 2023, at 7:00 am Eastern Time (or 7:00 pm Beijing Time on the same day) to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Mainland China Toll Free:	4001-206115
Hong Kong Toll Free:	800-963976
Singapore Toll Free:	800-120-5863
Conference ID:	0067541

The replay will be accessible through May 25, 2023, by dialing the following numbers:

International:	1-412-317-0088
United States Toll Free:	1-877-344-7529
Conference ID:	7781430

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.douyu.com/.

About DouYu International Holdings Limited

Headquartered in Wuhan, China, DouYu International Holdings Limited (Nasdaq: DOYU) is a leading game-centric live streaming platform in China and a pioneer in the eSports value chain. DouYu operates its platform on both PC and mobile apps to bring users access to immersive and interactive games and entertainment livestreaming, a wide array of video and graphic contents, as well as opportunities to participate in community events and discussions. By nurturing a sustainable technology-based talent development system and relentlessly producing high-quality content, DouYu consistently delivers premium content through integration of livestreaming, video, graphics, and virtual communities with a primary focus on games, especially on eSports. This enables DouYu to continuously enhance its user experience and pursue long-term healthy development. For more information, please see http://ir.douyu.com/.

Use of Non-GAAP Financial Measures

Adjusted operating income (loss) is calculated as operating income (loss) adjusted for share-based compensation expenses. Adjusted net income (loss) is calculated as net income (loss) adjusted for share-based compensation expenses, share of income (loss) in equity method investments and impairment loss of investments. Adjusted net income (loss) attributable to DouYu is calculated as net income (loss) attributable to DouYu adjusted for share-based compensation expenses, share of income (loss) in equity method investments and impairment loss of investments. Adjusted basic and diluted net income per ordinary share is non-GAAP net income attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ordinary share. The Company adjusted the impact of (i) share-based compensation expenses, (ii) share of income (loss) in equity method investments, (iii) impairment loss of investments to understand and evaluate the Company's core operating performance. The non-GAAP financial measures are presented to enhance investors' overall understanding of the Company's financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to its most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics in accordance with U.S. GAAP.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8676 to US$1.00, the noon buying rate in effect on March 31, 2023, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB amounts could have been, or could be, converted, realized or settled in U.S. dollars, at that rate on March 31, 2023 or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward- looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s results of operations and financial condition; the Company’s business strategies; general market conditions, in particular the game live streaming market; the ability of the Company to retain and grow active and paying users; changes in general economic and business conditions in China; the impact of the COVID-19 to the Company’s business operations and the economy in China and globally; any adverse changes in laws, regulations, rules, policies or guidelines applicable to the Company; and assumptions underlying or related to any of the foregoing. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the Securities Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

In China:

Lingling Kong DouYu International Holdings Limited Email: ir@douyu.tv Tel: +86 (10) 6508-0677	Andrea Guo The Piacente Group, Inc. Email: douyu@tpg-ir.com Tel: +86 (10) 6508-0677

In the United States:

Brandi Piacente The Piacente Group, Inc. Email: douyu@tpg-ir.com Tel: +1-212-481-2050

Media Relations Contact

Lingling Kong DouYu International Holdings Limited Email: pr_douyu@douyu.tv Tel: +86 (10) 6508-0677

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31	As of March 31
	2022	2023	2023
	RMB	RMB	US$ (1)
ASSETS
Current assets:
Cash and cash equivalents	4,041,603	3,846,182	560,047
Restricted cash	6,057	12,954	1,886
Short-term bank deposits	2,511,150	2,437,925	354,989
Accounts receivable, net	109,180	102,030	14,857
Prepayments	26,064	26,968	3,927
Amounts due from related parties	46,126	50,061	7,289
Other current assets	337,004	511,304	74,452
Total current assets	7,077,184	6,987,424	1,017,447

Property and equipment, net	16,988	15,533	2,262
Intangible assets, net	106,723	97,781	14,238
Long-term bank deposits	250,000	300,000	43,683
Investments	531,911	518,638	75,520
Goodwill	13,804	13,620	1,983
Right-of-use assets, net	49,911	36,179	5,268
Other non-current assets	98,845	94,832	13,809
Total non-current assets	1,068,182	1,076,583	156,763
TOTAL ASSETS	8,145,366	8,064,007	1,174,210

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Current liabilities:
Accounts payable	666,985	634,400	92,376
Advances from customers	6,459	17,828	2,596
Deferred revenue	288,152	305,963	44,552
Accrued expenses and other current liabilities	302,801	176,661	25,724
Amounts due to related parties	266,788	390,546	56,868
Lease liabilities due within one year	27,479	20,822	3,032
Total current liabilities	1,558,664	1,546,220	225,148

Lease liabilities	19,572	13,957	2,032
Deferred revenue	6,570	3,241	472
Total non-current liabilities	26,142	17,198	2,504
TOTAL LIABILITIES	1,584,806	1,563,418	227,652

(1) Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8676 to US$1.00, the noon buying rate in effect on March 31, 2023, in the H.10 statistical release of the Federal Reserve Board.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31	As of March 31
	2022	2023	2023
	RMB	RMB	US$(1)
SHAREHOLDERS' EQUITY
Ordinary shares	23	23	3
Treasury shares	(911,217)	(911,217)	(132,683)
Additional paid-in capital	10,670,287	10,670,287	1,553,714
Accumulated deficit	(3,520,525)	(3,506,008)	(510,514)
Accumulated other comprehensive income	321,991	247,504	36,038
Total DouYu International Holdings Limited Shareholders' equity	6,560,559	6,500,589	946,558
Noncontrolling interest	1	-	-
Total Shareholders’ Equity	6,560,560	6,500,589	946,558
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,145,366	8,064,007	1,174,210

(1) Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8676 to US$1.00, the noon buying rate in effect on March 31, 2023, in the H.10 statistical release of the Federal Reserve Board.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2022	2022	2023	2023
	RMB	RMB	RMB	US$(1)
Net revenues	1,795,646	1,681,054	1,483,060	215,950
Cost of revenues	(1,551,872)	(1,494,998)	(1,306,594)	(190,255)
Gross profit	243,774	186,056	176,466	25,695
Operating income (expense) (2)
Sales and marketing expenses	(186,358)	(123,912)	(90,686)	(13,205)
General and administrative expenses	(90,100)	(55,175)	(59,793)	(8,707)
Research and development expenses	(116,308)	(80,566)	(72,311)	(10,529)
Other operating income, net	47,801	17,580	19,046	2,773
Total operating expenses	(344,965)	(242,073)	(203,744)	(29,668)
Loss from operations	(101,191)	(56,017)	(27,277)	(3,973)
Other expenses, net	(1,149)	(17,692)	(8,000)	(1,165)
Interest income	16,632	55,256	54,426	7,925
Foreign exchange loss	-	-	(1,396)	(203)
(Loss) income before income taxes and share of (loss) income in equity method investments	(85,708)	(18,453)	17,753	2,584
Income tax expenses	-	(3,487)	-	-
Share of (loss) income in equity method investments	(1,146)	63,781	(3,236)	(471)
Net (loss) income	(86,854)	41,841	14,517	2,113
Less: Net (loss) income attributable to noncontrolling interest	-	(3,479)	-	-
Net (loss) income attributable to ordinary shareholders of the Company	(86,854)	45,320	14,517	2,113
Net (loss) income per ordinary share
Basic	(2.71)	1.42	0.45	0.07
Diluted	(2.71)	1.42	0.45	0.07
Net (loss) income per ADS(3)
Basic	(0.27)	0.14	0.05	0.01
Diluted	(0.27)	0.14	0.05	0.01

Weighted average number of ordinary shares used in calculating net (loss) income per ordinary share
Basic	32,065,147	32,023,641	32,023,551	32,023,551
Diluted	32,065,147	32,023,641	32,023,551	32,023,551

Weighted average number of ADS used in calculating net (loss) income per ADS(3)
Basic	320,651,471	320,236,412	320,235,512	320,235,512
Diluted	320,651,471	320,236,412	320,235,512	320,235,512

(1) Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8676 to US$1.00, the noon buying rate in effect on March 31, 2023, in the H.10 statistical release of the Federal Reserve Board.

(2) Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS) (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2022	2022	2023	2023
	RMB	RMB	RMB	US$(1)
Research and development expenses	5,435	-	-	-
Sales and marketing expenses	1,212	-	-	-
General and administrative expenses	26,563	-	-	-

(3) Every ten ADSs represent one ordinary share.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2022	2022	2023	2023
	RMB	RMB	RMB	US$(1)
Loss from operations	(101,191)	(56,017)	(27,277)	(3,973)
Add:
Share-based compensation expenses	33,210	-	-	-
Adjusted Operating Loss	(67,981)	(56,017)	(27,277)	(3,973)

Net (loss) income	(86,854)	41,841	14,517	2,113
Add:
Share-based compensation expenses	33,210	-	-	-
Share of loss (gain) in equity method investments	1,146	(63,781)	3,236	471
Impairment losses of investments	-	17,592	8,000	1,165
Adjusted net (loss) income(2)	(52,498)	(4,348)	25,753	3,749

Net (loss) income attributable to DouYu	(86,854)	45,320	14,517	2,113
Add:
Share-based compensation expenses	33,210	-	-	-
Share of loss (gain) in equity method investments	1,146	(63,781)	3,236	471
Impairment losses and fair value adjustments on investments	-	17,592	8,000	1,165
Adjusted net (loss) income attributable to DouYu	(52,498)	(869)	25,753	3,749

Adjusted net (loss) income per ordinary share
Basic	(1.64)	(0.03)	0.80	0.12
Diluted	(1.64)	(0.03)	0.80	0.12

Adjusted net (loss) income per ADS(3)
Basic	(0.16)	(0.00)	0.08	0.01
Diluted	(0.16)	(0.00)	0.08	0.01

Weighted average number of ordinary shares used in calculating adjusted net (loss) income per ordinary share
Basic	32,065,147	32,023,641	32,023,551	32,023,551
Diluted	32,065,147	32,023,641	32,023,551	32,023,551

Weighted average number of ordinary shares used in calculating adjusted net (loss) per ADS(3)
Basic	320,651,471	320,236,412	320,235,512	320,235,512
Diluted	320,651,471	320,236,412	320,235,512	320,235,512

(1) Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8676 to US$1.00, the noon buying rate in effect on March 31, 2023, in the H.10 statistical release of the Federal Reserve Board.

(2) The net tax impact to the non-GAAP adjustments is zero.

(3) Every ten ADSs represent one ordinary share.